UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 1-22-03
1-3034

03018271

March 24, 2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act 1934
Section
Rule 14A-8
Public Availability 3/24/2003

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel by the Evangelical Lutheran Church in America Board of Pensions. We also have received a letter on the proponents' behalf dated March 11, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Pat Zerega
Acting Director
Corporate Social Responsibility
Evangelical Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

RECEIVED
2003 JAN 27 AM 10:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
JAN 2 3 2003
1086

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

Discussion of Reasons for Omission

I. **Rule 14a-8(i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.**

The Proposal requests that the Board of Directors review or amend the Company's code of standards for its international operations and report a summary of this review to the shareholders. Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the ordinary business operations of the registrant. The Commission adopted the "ordinary business operations" exception "in order to relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of the management." Notice of Proposed Amendments to Proxy Rules, Exchange Act Release No. 4950, 1953 SEC LEXIS 146 (Oct. 9, 1953). The Commission made explicit the statutory command of most state laws that "the conduct of ordinary business operations [is reserved] to corporate directors and officers rather than the shareholders." *Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores*, Inc., 821 F. Supp. 877, 882-83 (S.D.N.Y. 1993).

The Proposal states that the "review" should include the following areas: (1.) "[a] description of policies which are designed to protect human rights"; (2.) "[a] report of company policies ensuring fair treatment of indigenous peoples"; and, finally, the "review" should establish "consistent standards for workers' health and safety, practices for handling hazardous wastes and protection of the environment, as well as promoting a fair and dignified quality of life for workers and their communities." Since the Proposal deals with the establishment of a global standard of conduct involving employment practices and company policies, activities that are all within the ordinary business operations of Company, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7).

The Staff has determined that proposals for the adoption of codes of ethics which would apply to relations between a company and its employees, customers, stockholders or the public may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. *USX Corporation* (available December 28, 1995); *McDonald's Corporation* (available March 19, 1990). *See also Chrysler Corp.* (available March 18, 1998).

In *USX Corporation*, for example, the proponent requested that the Board adopt and maintain a code of ethics. USX maintained an extensive set of policies in the areas covered by the proposed code of ethics, specifically employee/employer relations, customer and business relationships, and the conduct of management generally. USX by means of its corporate policies and codes of conduct made such conduct part of its ordinary business operations. Accordingly, the staff permitted USX to exclude the proposal under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7). In *McDonald's*, the Staff noted that the proposal was directed at the content and the implementation of standards on such matters as the conduct of the company's management, its employee/employer relations and its customer and business policies, and cited the company's "existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies, departments and committees" in determining the matter to be one of ordinary business operations. The fact that McDonald's had established policies in these areas was important to the Division's determination.

Like USX Corporation and McDonald's Corporation, the Company has a code of ethics and extensive company policies that deal with the issues put forth in the Proposal and establish the parameters of a rewarding and mutually supportive working environment. It should also be noted that the Company, heavily regulated by state and federal utility and energy commissions, endeavors to conduct all of its activities in full compliance with all relevant laws and regulations. This is the Company's starting point for its own ethical behavior guidelines.

The Company recognizes that its integrity, reputation and profitability are ultimately dependent upon the individual actions of each employee. Accordingly, the Company has implemented a "Code of Conduct," attached hereto as Exhibit B. All employees, officers and members of the Board of Directors must undergo training in the Code of Conduct, as well as submitting signed forms, which are retained by the Company, indicating that the employee has passed the Code of Conduct training. There are no exceptions to the Code of Conduct and failure to abide by the Code of Conduct (or the law) will lead to disciplinary measures appropriate to the violation, up to and including dismissal and prosecution, if appropriate. The Code of Conduct represents a framework for decision-making and is an expression of the Company's core values and expectations regarding business conduct.

The areas covered by the Proposal: employment practices, human rights, workers' health and safety issues, practices for handling hazardous waste (a technically complex area that involves intricate choices of technology by the Company's engineers) and the environment and improvements to the local community, constitute ordinary business operations at all of the Company's facilities, including its international facilities, and are addressed in the Code of Conduct and the various Company policies and procedures.

The Company has demonstrated concern about the ecological impact of corporate activities since its establishment and today is renewing its commitment to achieving sustainable development for society. The Company's web site provides information detailing the Company's commitment to the environment and linking the user to various requirements of laws, regulations and permits. For example, "Community and Environment," attached hereto as Exhibit C, provides specific environmental initiatives pursued by Xcel Energy. "Xcel Energy and the Right to Know Act," attached hereto as Exhibit D, provides shareholders with information pertaining to specific Toxics Release Inventory Reports, linking the shareholder to Colorado TRI, Minnesota TRI, New Mexico TRI, Texas TRI and Wisconsin TRI. This "Right to Know" section provides public access to TRI and related environmental databases.

The Company is committed to using its creativity and technology to help achieve growth for its shareholders that respects global ecology. For example, "Xcel Energy and the Environment – Renewable Energy," attached hereto as Exhibit E, provides shareholders with environmental information, linking directly to "Wind Power at Xcel Energy" and "Biomass at Xcel Energy." These portions of the Company's web site detail Xcel Energy's commitment to developing ecologically friendly products and creating new technologies for use in environmental protection.

Safety is addressed on the Company's web site by presenting "Safety – Prevention is the first step toward staying safe around electricity and natural gas," attached hereto as Exhibit F. The safety portion of the Company's web site provides direct links to safety concerns regarding overhead power lines, underground natural gas and electric lines, safety around the house, safety in thunderstorms, holiday lighting safety tips, standby generator safety and defending against carbon monoxide poisoning.

To ensure that the Company's service area is a highly desirable place for all people to live and work, the Xcel Energy Foundation offers a variety of programs and services designed to serve our communities and support employee gifts of time and money to nonprofit organizations and higher education institutions. The Xcel Energy Foundation awards grants to nonprofit organizations in the areas of education, building stronger communities, and arts and culture.

Finally, reports to shareholders, such as the report requested by the Proposal, constitute another aspect of the ordinary business operations of Company, namely, communicating with shareholders. The Staff has determined that the flow of information to shareholders constitutes ordinary business. *Santa Fe Southern Pacific* (available January 30, 1986) and *Minnesota Power & Light Company* (available March 12, 1992).

Because the Proposal concerns the adoption of a "global set of corporate standards" involving matters that relate to the ordinary business operations of the Company, and involves Board communication with shareholders, the Proposal should be excluded under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) — THE PROPOSAL MAY BE OMITTED IF IT HAS BEEN RENDERED MOOT.

Rule 14a-8(i)(10) permits the exclusion of proposals which have been rendered moot. A proposal is moot if it has been "substantially implemented" by the registrant. *See* Exchange Act Release No. 20091, paragraph II.E.6, August 16, 1983. The proposal need not be implemented in full or precisely as presented. Instead, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091, 17 C.F.R. Part 240, 1983 SEC LEXIS 1011 (Aug. 16, 1983); *Texaco, Inc.* (available Mar. 28, 1991).

As discussed in Section I, the Company is governed by practices and policies set forth on the various exhibits. The policies that have been implemented address the topics covered in the Proposal such as employment practices and company policies involving workers' health and safety and environmental issues. The Company's practices and policies do compare favorably with the proposed areas of review set forth in the Proposal. Moreover, the areas addressed by the Proposal are regulated by the laws of the United States and the laws of each country in which the Company is doing business. Accordingly, the Proposal has been substantially implemented and falls within the scope of Rule 14a-8(i)(10). *See The Talbots, Inc.* (available Apr. 5, 2002) (proposal asking company to commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company formerly established and implemented the Standards for Business Practice and the Labor Law Compliance Program and Code of Conduct For Suppliers).

III. **Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.**

Exclusion on the ground of vagueness is based on whether the proposal is so vague and indefinite that (a) the shareholders voting upon the proposal or the company would not be able to determine with any reasonable certainty exactly what action or measures the company would be required to take in the event the proposal were to be implemented, or (b) the proposal would require the company to make "highly subjective determinations" about the meaning and scope of the terms of the proposal. *General Motors Corp.* (available March 11, 1991) (proposal that GM be incorporated in a state "that allows the right of a shareholder to participate in the general management of the company"); *NYNEX Corp.* (available January 12, 1990) (proposal to bar company from "interfering" in "government policies" of foreign countries) and *NYNEX Corp.* (available January 11, 1990) (prevent use of advertising funds to "sensationalize" and "glamorize" "criminal" and "immoral" behavior). The lack of a means or procedure for implementing the Proposal renders it vague and ambiguous under the test in (a) above. It is simply unclear what actions Company is supposed to take to, for example, "promot[e] a fair and dignified quality of life for workers and their communities" or how it is to go about establishing "consistent standards for workers' health and safety." Indeed, a United States District Court excluded a proposal requiring the company to establish a committee that would study and prepare a comprehensive report on health care plans throughout the world. *New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992). Although the SEC staff originally excluded the proposal under 14a-8(c)(7), the court found the proposal vague and misleading under 14a-8(c)(3) (the predecessor to Rule 14a-8(i)(3)) for several reasons, including that it did not limit the number or size of the health care plans to be studied and that it did not require the health care plan be one that benefits the employees of the company. Similarly, the Proposal is vague and misleading because it does not specify whether "workers" is to mean just Xcel Energy employees or all workers, including those of its partners and suppliers. The Proposal is also misleading because it has a glaring gap in its structure: it provides no explanation as to why the Company's policies are insufficient or inadequate. Finally, the Proposal requires the Company to make "highly subjective determinations" about the meaning and scope of the terms of the proposal. Terms such as the "protection of the environment" and "human rights" are so ambiguous and self-serving as to render them meaningless. Indeed, although the Proponent's concern for the "environment" and "human rights" in an international context may be admirable, it is impracticable for shareholders of the Company to decide how to solve such problems at an annual shareholders meeting.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

cc: Board of Pensions, Evangelical Lutheran Church in America

CHI-1328598v1

EXHIBIT A

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

RECEIVED
CORPORATE SECRETARY

Monday, November 11, 2002

Ms. Cathy J. Hart
Secretary
Xcel Energy Inc.
800 Nicollet Mall, 30th Floor
Minneapolis, MN 55402

Dear Ms. Hart:

The Evangelical Lutheran Church in America believes that corporations need to promote positive corporate policies that sustain the human community and all of creation. We need to look at both what we can produce as well as our impact on the environment, and how we contribute to sustainable communities. We as shareholders have followed the concerns expressed to our company, Xcel Energy, over the years surrounding the codes and standards that set the criteria by which our company operations are benchmarked. We believe that the choices made by Xcel Energy will effect the future financial success of our company.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Xcel Energy. This resolution asks the company to review or amend, where applicable, your code or standards for your operations and report a summary of this review to shareholders by October 2003. The ELCA Board of Pensions submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the primary filer of this resolution.

The ELCA Board of Pensions owns 8,700 shares of stock. A letter from the custodian of our portfolio will follow to verify our ownership. We intend to maintain ownership of at least $2,000.00 worth of stock until after the annual meeting. The office for Corporate Social Responsibility at the ELCA is to be considered the primary contact for this resolution.

If you, for any reason, desire to oppose the adoption of this proposal at the stockholder's annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

If you have any questions, please call Pat Zerega at 412-367-7575.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager, Investment Client Services
ELCA Board of Pensions

cc: Pat Zerega, Acting Director, Corporate Social Responsibility, ELCA
Tim Kaspar, Senior Manager, ELCA Board of Pensions
David Schiling, ICCR
Janice Foley, Mellon Trust

PROPOSAL FOR A GLOBAL SET OF CORPORATE STANDARDS—2003
Xcel Energy

Whereas, our company, as a corporation with global connections, faces numerous complex problems as the international context within which our company operates is becoming increasingly diverse as we enter the new millennium.

A new poll on corporate social responsibility found that 60% of Americans that own shares say that a company's record on its broader social responsibilities influenced their decision to purchase or sell its shares. Respondents ranked "equal and fair treatment of all employees" more highly than "providing quality products at the lowest possible price" as a key expectation of corporate behavior. (Environics International, 2/2001)

Companies are faced with important concerns arising from diverse cultures and political and economic contexts. These concerns require management to address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace and sustainable community development. Companies should find effective ways to eliminate harmful environmental practices and to take account of local culture and indigenous peoples in its decisions.

We believe global companies need to implement comprehensive codes of conduct, such as those found in the "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. Companies need to formulate policies, programs and practices to address the challenges they face in the global marketplace.

Our company should be in a position to assure shareholders that all those it employs either directly or indirectly, are treated fairly. One important element of ensuring compliance is the utilization of independent monitors made up of respected local human rights, religious and other non-governmental organizations that know the local culture. A number of global companies are developing credible code enforcement mechanisms that include independent monitoring.

Improving the quality of life for employees and their communities can lead to increased productivity and enhance the bottom line for the company.

RESOLVED, the shareholders request the Board of Directors to review or amend, where applicable, its code or standards for its international operations and report a summary of this review to shareholders by October 2003.

Supporting Statement

We recommend the review include:

1. A description of policies which are designed to protect human rights – civil, political, social, cultural and economic – consistent with respect for human dignity and International Labor Organizations' core labor standards.

2. A report of company policies ensuring fair treatment of indigenous peoples.

3. Establishment of consistent standards for workers' health and safety, practices for handling hazardous wastes and protection of the environment, as well as promoting a fair and dignified quality of life for workers and their communities.

We believe Xcel Energy needs comprehensive global standards to guide its decisions in order to compete successfully in the 21st Century.

EXHIBIT B

Corporate Policies

Legal & Regulatory Policies

Xcel Energy Code of Conduct (Uniform Policy)

Statement of Commitment form, *click here*

Statement of Purpose

Xcel Energy is committed to the highest ethical standards in all we do. We adhere to these high standards because it is, and has always been, the right thing to do. It is essential that our employees demonstrate the highest ethical conduct when conducting business with fellow employees, customers, shareholders, suppliers and the community.

Applicability

This policy is effective on the closing date of the Xcel Energy Inc. merger.
The Code of Conduct applies to each employee of Xcel and its subsidiaries. Each employee is responsible for ensuring his/her behavior is legal, honest and ethical. Dishonest or unethical practices and activities do not serve the interests of Xcel, even if they do not technically violate the law.
This Code is intended to alert employees to our ethical responsibilities. Common sense should prevail. This Code neither rescinds nor replaces other policies of Xcel.

Content

Legal and Ethical Standard

Employees will be honest, fair and trustworthy in all Company activities and relationships. Employees will go beyond literal compliance with legal requirements; employees will adhere to the spirit of the law. Employees will know and comply with this Code and other applicable policies. No employee will conduct any unlawful or unethical activity, or any activity that may appear or unethical. Employees will report suspected illegal or unethical business practices immediately to Company management, Corporate Security, or the employee hotline and, if necessary, cooperate in investigations. If an employee has any question about the propriety of any proposed action, submit it to your supervisor or the Legal Department, or call the employee hotline.

Bribes and Kickbacks

Xcel will deal with its customers, suppliers and the governments of all jurisdictions in which it operates in a straightforward and aboveboard manner. Employees will not pay or receive any bribe, kickback or other similar unlawful payment to or any public official, or government, or other individual, whether foreign or to secure any concession, contract or other favorable treatment for Xcel or the employee. This prohibition extends to the payment or receipt of money or anything else of value to consultants, agents or other intermediaries when the employee has reason to believe that some part of the payment or "fee" will be used for a bribe or otherwise to influence action. Employees in foreign countries should review the Xcel Foreign Corrupt Practices Act Policy for a complete explanation of their responsibilities.

Antitrust

Employees will avoid conduct that violates, or appears to violate, antitrust laws prohibiting understandings or agreements between competitors regarding prices, terms of sales, division of markets or customers, or any other activity that unlawfully restricts competition.

Securities Transactions

Employees may not use insider or material non-public information when buying, selling or recommending Xcel stock or securities. Employees should review the Xcel Securities Trading Policy for a complete explanation of prohibitions on insider trading.

Dishonesty and Theft

Employees will not engage in fraud or embezzlement affecting Company property, funds, securities or other assets; willfully damage or destroy property or materials belonging to the Company, its employees or customers; or engage in diverting electric energy, natural gas, propane or any other product produced or distributed by the Company or service provided by the Company.

Unauthorized Use of Company Resources

Employees will use Company resources, including money, equipment, supplies, property and employee time, in a prudent manner. Xcel provides resources expressly for the purpose of serving its customers. No Company resource will be used for personal benefit. Unauthorized use of Xcel resources for non-Company purposes is not allowed.

Conflicts of Interest

Employees will avoid any business, financial or other relationships where personal interests conflict or appear to conflict with the interests of Xcel. A conflict of interest occurs if an outside activity or financial interest creates obligations or interests incompatible with the Company's objectives, an employee's personal affairs influence or appear to influence the decisions made in the performance of job responsibilities, or both. Employees and members of their households shall not accept gifts, entertainment, employment of household members, lodging or transportation or other favors that could influence or appear to influence impartial job performance or that could place Xcel under an obligation to a deal with a party.

Employees or members of their immediate family may not have personal financial interest in firms engaged in business with Xcel or its subsidiaries without prior approval of the General Counsel. "Personal financial interest" means (a) owning or controlling more than one percent (1%) of a corporation's outstanding securities or similar financial interest in an enterprise not considered a corporation; (b) being a consultant, officer or director of an enterprise or being an employee in, or having a member of your immediate family in a position to influence the actions of, an enterprise that does business with Xcel. If you are an officer, director or manager requested to serve as an officer or director of another for-profit corporation or business, you must obtain approval from the General Counsel before accepting the position.

Vendor Relations

When purchasing goods and services in the conduct of its business Xcel will select suppliers on the basis of ability, performance and value, irrespective of political affiliations or positions on public policy issues. Xcel employees acting on behalf of the Company will refrain from any business or professional activities that may create a conflict between vendor interests and the interests of Xcel.

Confidential Information

In the course of their work, employees have access to confidential records and information about the Company, its employees, investors, vendors and customers. Employees who have access to confidential records or trade secrets, information, ideas, plan drawings, documents and research must recognize that their employment relationship requires them to protect the confidentiality of such information. Employees will use or disclose such information only on an as-needed basis and for Company purposes only. Disclosure of confidential information is prohibited. Employees shall support the Company's efforts to protect data and information, including participation in computer and data security efforts. If you leave Xcel you must also continue to protect confidential information and trade secrets until they either become publicly available or Xcel determines that they no longer require protection.

Employees will protect Xcel property, including equipment, hardware, software, data, information and access to information. Employees will not access, remove, publish, destroy or alter private or confidential information existing in physical Company records or electronically stored information; remove, publish, destroy or alter other physical Company records or electronically stored information affecting the Company, its employees or customers; or copy, reprint, duplicate, recreate in whole or in part, computer programs or related systems developed or modified by Xcel personnel, or acquired from outside vendors.

Intellectual Property

Employees are also obligated to protect the intellectual property that they use in their jobs, whether it is owned by Xcel or by others. Intellectual property owned by Xcel is a Company asset and employees must take appropriate steps to protect it. Your obligation to protect the Company 's intellectual property does not end if you leave Xcel. If you leave Xcel you must return all Company correspondence, notes, reports, and other documents, whether written, electronic or otherwise, in your possession. Intellectual property owned by others may be subject to one or more legal protections that must be respected. These legal protections include federal laws on copyright, trademarks and patents, as well as state trade secret laws and the Company's contractual obligations. Unless permission is clearly not required, the protected intellectual property of others must be used only with permission of the owner. Xcel employees who use the Internet or Company e-mail are responsible for knowing, understanding and complying with the Company's Internet and e-mail policies.

Inventions

Employees who develop or participate in the development of technology, products, ideas or inventions, processes and techniques, as to matters within the scope of the business of any Xcel or any of its subsidiaries, assign all rights, title and interest to the Company.

Record Keeping

Employees will keep accurate records and maintain strict accountability of all our assets and expenses. All entries on the Company's books and records will reflect fairly, accurately, and in reasonable detail, the business transactions and other activities of the Company. Employees are personally responsible for creating accurate reports, letters, memorandums and documents, and providing accurate information to others. Misrepresentation or shading of information will not be tolerated. Employees will communicate information that should be brought to the attention of higher levels of management.

Rates

Xcel will provide utility service and access to Company facilities on conditions and at rates stated in rate schedules filed with various regulatory agencies or under rates, terms and conditions approved by the appropriate regulatory agencies.

Regulations Governing "Affiliate Transactions"

Certain federal and state regulatory agencies have adopted standards of conduct, codes of conduct or other rules which govern the business transactions between Xcel and it affiliates, and even between business areas within Xcel. These rules, standards and code requirements are complex, and can change periodically as utility restructuring continues at both the federal and state level. Employees will abide by all applicable affiliate transaction rules, standards of conduct and codes of conduct. Employees with a question about whether a specific agreement or business practice may be subject to these requirements should contact management or the Law Department.

Political Participation and Government Relations

Xcel encourages employee political participation, recognizing that such involvement is strictly voluntary, and shall take place on the employee's own time. Employees will comply fully with federal and state laws that forbid the use of corporate funds or resources, including utility services and facilities, supplies, or property, for support of political parties or candidates. Each employee must comply with all federal, state and local laws and ordinances concerning political activity. Employees expressing their personal views on political issues or candidates shall indicate clearly that such views are their own; they are not acting on behalf of the Company. The Company will exert no pressure, directly or indirectly, to influence decisions of employees who serve in public positions. Any employee who seeks elected or appointed public office or membership on public boards or commissions will obtain prior approval from his/her manager to avoid any conflict of interest.

Employees will deal with government officials openly and in good faith and without any attempt to compromise their own or the official's responsibilities and obligations. The Company will neither hire nor discuss employment with any decision maker, including any judge, administrative law judge, arbitrator, or state or federal government employee who has the authority to approve permits, applications, petitions, contracts, rules or rates, who has had jurisdiction over matters for at least two years after that person has left public office. The Company will inform, in writing, any such person seeking Company employment of its policy. Xcel will consider employment applications from government agency staff members on merit, providing the applicant has no involvement in a pending Company matter. No employee will discuss future employment with any agency staff member involved in a pending Company matter.

Communications with Government Decision-Makers

Employees frequently communicate with persons who are decision-makers about matters involving the Company. Decision-makers include judges, administrative law judges, arbitrators and state or federal government employees who have the authority to approve permits, applications, petitions, contracts, rules or rates. The legislative process allows communications about proposed legislation with those who are responsible for its adoption. Therefore, U.S. senators or congressmen, state legislators, county commissioners, city council members and other legislative officials are not considered decision-makers under this rule.

If a communication is on a contested matter pending before the decision-maker, it shall occur only at public hearings that are held for the purpose of deciding the matter. Contested matter means any administrative matter in which a person has intervened or where the employee knows that a person will oppose Xcel. If the decision-maker requests additional information or Xcel provides it through correspondence or conversations, that information must be made part of the public record. If such communication is on a matter that is not pending before the decision-maker or is not a contested matter, it shall take place during normal office hours in a regular business setting.

When a contested matter is pending before a decision-maker or a body or agency of which the decision-maker is a member, the Company will not sponsor activities of any kind for the decision-maker or any employee of that body or agency. At these times, Xcel employees will not initiate social contact with such decision-makers. Should employees find themselves in social settings with decision-makers, they shall not discuss any pending contested matter. When no contested matter is pending before a decision-maker or a body or agency of which the decision-maker is a member, the Company may sponsor activities for that decision-maker or any employee of the group. When the activities include food, beverage, transportation or other costs, Xcel employees, upon request, will inform the decision maker or any employee of the body or agency of the individual's share of the costs so the individual can pay the appropriate share.

Health and Safety

Xcel is governed by federal and state occupational safety and health laws, as well as its own safety and health standards and policies. Employees will comply with all applicable health and safety laws, standards and policies. Employees will work in a manner to prevent personal injuries to themselves and others and damage to the property and equipment of both Xcel and its customers.

Protection of the Environment and Natural Resources

Employees will comply with environmental laws and other requirements that prohibit waste or contamination of air, water and other natural resources. Employees are expected to be sensitive to the importance of preserving the environment and natural resources. Xcel encourages employees to report any condition that poses an environmental, health or safety hazard.

Drug and Alcohol

Employees will comply with all state and federal laws regarding the use of alcohol and drugs and the provisions of the Drug and Alcohol Policies at all times. Employees are expected to report to work fit for duty. Employees will report any conviction under a drug or alcohol statute that occurs on Company premises, on Company time, or while conducting Company business off Company premises, no later than five days after conviction.

Equal Employment Opportunity

Xcel is committed to providing equal employment opportunity. Each employee should strive to insure that that merit, qualifications and other job-related criteria are the sole bases for all employment related decisions, without regard to race, color, religion, national origin, sex, sexual preference, age, disability, veteran status or other characteristic protected by law.

Xcel will take affirmative action to provide equal employment opportunities complying with the all legal requirements. Affirmative action should include programs and efforts to ensure that there are diverse applicant and candidate pools of people who are qualified and who have the opportunity to compete for openings. Selection of successful candidates will be based upon merit, qualifications and other job-related criteria.

Harassment

Harassment, including sexual harassment, will not be tolerated. Employees will work to maintain a work environment free of harassment of any kind based upon diverse human characteristics and cultural backgrounds.

Workplace Violence

It is the goal of Xcel to provide a safe and secure working environment for its employees. Xcel will not tolerate violence or threats of violence in the workplace.

CONSEQUENCES OF VIOLATING CODE

An employee, who violates the law, the Xcel Code or Xcel policies will be subject to the Positive Discipline Process and possible termination of employment. Additional actions may include reassignment of work duties and limitation in job opportunities. Violations of law may be referred to local law enforcement authorities for prosecution.

REPORTING SUSPECTED VIOLATIONS

Employees will report suspected violations of law, the Code or any Xcel policies. If you believe another employee, contract worker, consultant, or supplier or subcontractor, or any area of the Company is violating the law, the Code or an Xcel policy or is engaged in activities on the Company's behalf that may damage the Company's reputation, you should report that to your management, the Law Department, or the employee hotline. Employees who deliberately withhold information concerning a violation of law, the Code or any Xcel policies will be subject to appropriate discipline.

Accountabilities

	Implementation	Communication	Compliance	Maintenance
Xcel Code of Conduct Uniform Policy	Corporate Officers and Business Unit Presidents	Corporate Officers and Business Unit Presidents	Corporate Officers and Business Unit Presidents	Corporate Secretary

Supercedure

This is the original issue of the Xcel Code of Conduct Uniform Policy.
Approved date: Oct. 2, 2000

Approval

This policy has been approved by Gary R. Johnson, General Counsel, and Wayne H. Brunetti, Chief Executive Officer.

Comments and Questions? E-Mail XpressNet Services

EXHIBIT C



- About Xcel Energy
- Safety
- Customer Care
- Products and Services
- Investor Information
- Newsroom
- Energy Prices
- Community and Environment
  - Xcel Energy Foundation
  - Economic Development
  - Education
  - Renewable Energy
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  - Electric and Magnetic Fields
- Texas Electric Choice
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Xcel Energy

Community and Environment

Our Commitment

As an Xcel Energy customer, you have our commitment to help improve our communities and be stewards of the environment.

Community

- Both as a regional energy provider and responsible corporate citizen, Xcel Energy, through our Xcel Energy Foundation, contributes to our communities by building partnerships to strengthen education, communities, and the arts and by promoting volunteerism to support community vitality.
- Our Economic Development team works hard to build and maintain successful relationships by providing programs and services to support new projects and expansions and participating in state, regional, and local economic development efforts.

Environment

- We've demonstrated our commitment to the environment by striving to meet or surpass the requirements of laws, regulations and permits and by considering such things as energy efficiency, emission reductions and natural resource conservation as part of our daily work.
- We've made a sizable investment in environmentally sound renewable resource technologies.
- We've invested in the efforts of our communities by supporting environmental initiatives close to home.

We are also sponsoring the Minnesota nominations process in American Forests' search for famous and historic trees. To help promote this process, Xcel Energy is donating a tree for planting to every Minnesota county; each tree will be a descendant of a famous and historic tree. Visit American Forests' Famous and Historic Trees for more information or to nominate a tree online.





EXHIBIT D



- About Xcel Energy
- Safety
- Customer Care
- Products and Services
- Investor Information
- Newsroom
- Energy Prices
- Community and Environment
  - Xcel Energy Foundation
  - Economic Development
  - Education
  - Renewable Energy
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  - **Regulatory Filings**
  - Electric and Magnetic Fields
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Xcel Energy

Xcel Energy and the Community Right-to-Know Act

At Xcel Energy, we recognize the importance of strong communities to our business. We also know that a clean, healthy environment is essential to every community. We take our environmental responsibilities seriously and are constantly striving to improve our environmental performance by implementing better processes and employing new state-of-the-art technologies.

Industry leader

Xcel Energy coal-burning plants pioneered the use of scrubbers and other air emission controls three decades ago. Over the past 20 years, the use of such technology and other initiatives in our Minnesota plants have allowed us to reduce air emissions of sulfur dioxide by 75 percent. In Colorado, we are voluntarily reducing sulfur dioxide emissions in Denver metro power plants by 70 percent and nitrogen oxide emissions by 40 percent from uncontrolled levels. All of our coal-fired power plants burn low-sulfur western coal, which is crucial to helping us control sulfur dioxide emissions.

A large percentage of the electricity we deliver comes from sources with no fossil-fuel emissions at all, including wind power projects in Minnesota, Colorado, Wyoming, New Mexico and Texas; hydroelectric power; and some of the nation's highest-rated nuclear power plants.

TRI: one report among many

Each year, we are required to file literally hundreds of environmental reports to various units of government, including the "Toxics Release Inventory," which is part of the Community Right-to-Know Act, compiled by the Environmental Protection Agency. We support such "Community Right-to-Know" efforts, and have included TRI data from our plants on this site, which can be referenced through the links below.

As you read the data in the tables, keep in mind that the vast majority of the materials listed are not released into the air or water. Because of our use of emission controls, a system-wide average of between 80 and 90 percent of TRI reportable substances is captured in coal ash, which can be recycled for useful purposes such as the manufacture of concrete products or stored in managed landfills. However, TRI rules require us to report TRI reportable substances in coal ash as a "land release," even when it's kept in a managed landfill or used as roadbed base material.

Colorado TRI Reporting
Minnesota TRI Reporting
New Mexico TRI Reporting
Texas TRI Reporting
Wisconsin TRI Reporting

If you want to learn more about the EPA's Toxics Release Inventory program or about utility reporting, the following web sites are excellent resources:

- Edison Electric Institute provides information on the TRI program, utility reporting and the industry's record of environmental commitment
- U.S. EPA makes the data files and TRI information available at http://www.epa.gov/triexplorer
- The Right-to-Know Net provides public access to TRI and related environmental databases to community groups concerned about toxics.





EXHIBIT E



Xcel Energy

Xcel Energy and the Environment

Renewable Energy

Renewable energy – such as wind, hydro, biomass and solar – is energy that can never be used up. Unlike traditional fuel sources such as coal, oil and natural gas, which are finite, renewable sources are either infinite (the sun, wind and water) or constantly renewing, like biomass and refuse-derived fuel (RDF).

While renewable energy sources are abundant, the processes to harness this energy are expensive. In June of 1996, we unveiled our Green Power Plan in Colorado and became the first investor-owned utility to develop the "green energy" market in this region. We believe that developing a market for renewable energy will eventually help lower the cost and further develop the technologies used to generate this kind of electricity.

Wind Power at Xcel Energy

Biomass at Xcel Energy

For more information on renewable energy, visit the nation's leading center for renewable energy, the Department of Energy's National Renewable Energy Lab. You also can visit the Colorado Renewable Energy Society (CRES), a non-profit organization that promotes and advocates renewable energy technologies.







Xcel Energy

Xcel Energy and the Environment

Wind facts

Xcel Energy, a leader in environmental protection, also is a leader in wind generation. The company currently owns or purchases energy from approximately 470 megawatts (MW) of wind generation facilities in Minnesota, Colorado, New Mexico, Wyoming, and Texas. Xcel Energy has plans for further wind development in other locations in its 12-state service area, including doubling production in New Mexico.

By the end of 2002, Xcel Energy will be close to completion of its planned expansion to approximately 800 MW of wind generation. Today, the level of wind generation in Xcel Energy's fuel mix already surpasses that of any other utility outside of California - a reflection of our increasing use of renewable energy to meet our customers' energy needs.

Wind origins

Xcel Energy's predecessor companies have long been involved with wind generation.

Northern States Power Company (NSP) has studied wind generation for nearly two decades. And as part of a research project, the company installed three 65-kilowatt wind turbines 14 years ago near Lake Benton, MN.

The area selected is on one of the region's highest and windiest locations - Buffalo Ridge, which was created by ancient glacial action and forms a divide between the Missouri and Mississippi river basins. The average wind speed there is 16.1 miles per hour - about 2 miles per hour greater than 14 other sites NSP assessed.

Following a successful wind research and trial period, NSP commissioned the construction of a 25 MW wind generation plant in 1994. The project involved installation of 73 turbines, and became Phase I of NSP's wind generation commitment.

A California-based firm, Kenetech Corporation, was selected to construct what were the first utility-scale wind generators in the United States outside of California.

Subsequent wind development phases included:

- Phase II, 107 MW, 143 turbines, commissioned through Enron Wind Corp;
- Phase III, 104 MW, 138 turbines, through Enron Wind Corp;
- Phase IV, Proposals are being evaluated for up to 80 additional MW of wind power.

Southwestern Public Service Co. (SPS) and Public Service Co. of Colorado (PSCo), also predecessors to Xcel Energy, had significant involvement in wind energy as well. Both companies were active with the Utility Wind Interest Group, and participated in the Utility Wind Resource Assessment Program, which evaluated various sites around the country for potential wind development.

SPS began wind research in the 1970's. From 1991-1996, the company participated in a demonstration project with the Texas Governor's Energy Office involving three utility grid-connected wind turbines installed near Amarillo, TX. SPS operated and monitored performance of the turbines, then shared its experience and background data relative to wind generation in the Texas High Plains region.

Beginning in 1996, PSCo became interested in voluntarily offering electricity generated by the wind to its customers at market-based prices through an innovative green-pricing program. The company researched several wind generation sites, selecting one in northern Colorado, where we built our Ponnequin Wind Facility. This wind farm is a primary wind resource for the company's Windsource® program in Colorado. The company also purchases wind energy from another Colorado wind farm to sell through the Windsource® program. Windsource® has also been expanded to New Mexico customers.

Windsource®

Xcel Energy customers in Colorado and New Mexico have a rare opportunity to decide how the electricity they use for their homes and businesses is generated and to support the development of renewable energy in those states.

Windsource® is the largest customer-driven wind energy program in the country. Through Windsource®, wind power is sold in 100 kilowatt-hour blocks. The average Xcel Energy electric customer in Colorado uses approximately 600 kilowatt-hours of electricity per month; customers in New Mexico use between 700 and 800 kWh monthly. Customers decide how much wind energy they want to buy. They can purchase one block, designate the equivalent of all of their monthly kilowatt-hours to wind generation - or something in between.

Because wind energy costs more than electricity from conventional sources such as coal or gas, customers pay a slightly higher price for it. The company generates the wind power it sells as Windsource® in Colorado from a wind generation facility or "farm" in northern Colorado, just south of the Wyoming state line. The Ponnequin Wind Facility is the first commercial wind farm in Colorado. The wind farm currently has 44 turbines that can generate up to 30 MW of electricity. In addition, Xcel Energy purchases wind power for the Colorado program from a 33-turbine wind farm located near Peetz, CO, just south of the Nebraska border.

Wind power for Windsource® customers in New Mexico comes from a 660-kilowatt turbine located at the Llano Estacado Wind Ranch at Texico, NM, near the Texas/New Mexico state line. The ranch provides New Mexico its first commercial-scale wind generation; Xcel Energy's Windsource® program in New Mexico offers the first commercially available energy from wind generation in the state.

Wind's energy role

Xcel Energy and its customers are fortunate to have a broad mix of generating options, which provide reliable, reasonably priced electric service in an environmentally sound manner. These include coal, natural gas and other fossil fuels, nuclear and renewables. Wind is the fastest growing renewable energy resource.

While wind generation is an important component of the energy mix, the wind doesn't blow all the time, so Xcel Energy needs other generation sources to ensure electric reliability. And as Xcel Energy further develops its wind sources, we'll need to develop additional transmission and distribution facilities to make sure we are able to not only harvest this energy crop, but also bring it to market.

Xcel Energy is pleased to be helping this new industry in the United States. The wind farms have meant new jobs, financial benefits for farmers, increased tourism, and renewable energy delivered to our customers.

Colorado's Second Commercial Wind Farm Debuts

SPS contracts for wind power from 80 turbines





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Xcel Energy

Xcel Energy and the Environment

Biomass is part of our Renewable Energy Fuel Mix

Biomass is any renewable organic material, including waste material, that can be used as fuel. Examples include agriculture crops, trees, grasses, seed hulls, animal waste, landfill gas and wood wastes from forests, orchards, mills and construction/demolition.

People have burned biomass to provide heat for thousands of years. Today, some utilities burn biomass--alone or in combination with other fuels--to generate electricity. Wood waste accounts for most of the electric output.

Biomass is classified as a renewable resource because the carbon dioxide (CO2) consumed during plant growth is believed to offset the CO2 produced during burning. However, care must be taken to use biomass in an environmentally responsible way. One way is through closed-loop technology, which ensures that carbon dioxide released during burning is equal to, or less, than CO2 consumed during growing. The goal is no net gain in carbon dioxide emissions.

Environmental issues

- Closed-loop technology ensures no net gain in CO2 emissions.
- Planting crops for use as biomass fuel involves land-use tradeoffs.
- Crop growth must be done in environmentally responsible ways to prevent soil erosion or pollution from poor agricultural practices.

In 2002, we expect to have 125 megawatts of electricity from biomass as part of our energy mix. We are working with FibroMinn, the Minnesota subsidiary of the British company Fibrowatt LLC, to build a 50-megawatts power plant near Benson, Minn. -- fueled by turkey litter. The plant will be the first of its kind in the United States.

We also have biomass contracts with EPS/Beck Power LLC, for 50 megawatts generated by burning fast-growing poplar trees, and St. Paul Cogeneration LLC, for 25 megawatts generated by burning waste wood.



EXHIBIT F



Xcel Energy

Safety

Prevention is the first step toward staying safe around electricity and natural gas

Knowing how to properly operate and maintain appliances, being able to spot safety hazards and knowing when to seek expert advice is often the best way to prevent accidents. We'll cover many important safety guidelines here, but the bottom line is this: **stay alert around energy delivery equipment and supply lines.** Find out how to do this and more with these life-saving tips.

Electric Safety

Safety Around Overhead Power Lines

Underground Utility Lines

Electric Safety Around the House

Safety in Thunderstorms

Holiday lighting safety tips

Standby Generator Safety

Natural Gas Safety

Carbon Monoxide

Underground Utility Lines

Natural gas safety around the house







Xcel Energy

Safety - Overhead Power Lines

Stay alert and stay alive

Stay alert when working and playing outside. Always look up first to locate all overhead lines. Assume that all overhead wires are live and therefore dangerous.

- **Many states require you by law to stay at least 10 feet away from overhead lines.** This includes any object you could be handling. Following this widely-adopted rule will help keep you safe.
- Using tall objects near power lines can be extremely dangerous. Before moving ladders, long pipes, trimming trees, painting with long handles, installing antennas or moving sailboat masts, look up first to locate any overhead power lines. Be sure to keep these and other household items at least 10 feet away.
- Never lift anything upright without first knowing what's above you. For example, if you're working or hunting in fields with irrigation pipes, use extreme caution when lifting pipes upright. Hunters and ranchers have been seriously injured or killed by lifting pipes upright into overhead power lines.
- If you see a power line close to a tree that needs to be trimmed or pruned, your safest bet is to contact a tree trimming professional to do the work.
- Watch for power lines near rivers and lakes when boating or fishing. Masts on sailboats conduct electricity and so do fishing lines. Avoid casting near power lines and never try to retrieve lures tangled with power lines.
- Keep away from areas with **HIGH VOLTAGE WARNING** and **DANGER** signs posted.

Teach children how to play safe

Climbing in trees is fun, but not when power lines are nearby. Make your children aware of the dangers of playing on or near electrical equipment such as power poles, transformers, metal switch cabinets, fences or substations. Flying kites, model airplanes and other toys is safe as long as they're in open fields and far away from overhead power lines.

What to do in case of downed power lines

Occasionally, severe storms have enough strength to blow down power lines.

- If you ever come across a downed line, **leave the area immediately**. An energized line that has fallen across a car, fence, building or any other object can be very dangerous to unsuspecting passersby. You should never touch a person, car, tree, limb or any other object that is in direct contact with a power line.
- Always assume a downed wire is energized and therefore dangerous. Touching a live line or anything near it — such as a fence, puddle, car, etc. — can cause electricity to be transmitted through your body until it reaches the ground. This usually results in serious injury and sometimes death.
- If a power line has fallen onto a vehicle, stay away from the vehicle. Seek help immediately by calling 911. If you are in the vehicle, wait inside the car until help arrives. You are safe from electrical shock as long as you stay inside the car. If you must leave the vehicle due to fire or other life-threatening reason, leap clear of the vehicle, landing with both feet together. Never hold onto the door while leaping and once on the ground, hop away — do not run.





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Safety - Underground utility lines

In many communities, electricity and natural gas are delivered through systems buried underground. **Knowing where to dig is critical when you are working in areas with underground lines.**

Before you begin any project that requires you to move earth such as digging fence posts, planting trees or excavating, call your state's one-call center first. Utility locators will come to your site to track, locate and mark your underground utility lines. This service is free in most states and could save money, time and possibly your life.

Don't take any chances with underground utility lines. Call before you dig.







Safety: Electrical Appliances

We use electrical appliances to heat, cool, cook, clean and perform countless other chores around the house every day. It's no wonder these time-saving tools are taken for granted and on some occasions misused. Here are some useful tips to help keep you and your appliances safe.

- When using space heaters, toasters, stoves, TVs or any heat-producing appliances, remember: keep combustibles such as paper, drapes or furniture clear of the appliance.
- Keep the appliance clean, operating properly and out of high-traffic areas.
- Unplug irons and space heaters when you are finished and let them cool before storing.
- Never try to operate an electric appliance while touching metal, standing on a wet surface or while taking a bath or shower.
- A Ground Fault Circuit Interrupter (GFCI) automatically shuts off power to the outlet protecting you from electrical shock and preventing fires. GFCI's should be installed in outlets near water sources such as bathrooms, kitchens, laundry rooms, garages and outdoors. If your outlet has a red and black "test" and "reset" button, it has a GFCI.
- Keep all objects, including fingers, away from all electric outlets. To prevent injury to young children, use outlet covers and never overload outlets.
- Unplug appliances before cleaning, while performing minor repairs and when not in use.
- Keep motors clean and free from lint, dust and dirt.
- If an appliance sparks, smokes or shocks, unplug it and don't use it again until it has been repaired.
- Have a qualified electrician assess your electric load; leave repairs and installations to the experts.
- Avoid using extension cords whenever possible, but if you must use one, remember to:
  - Use a heavy-duty cord for power tools, a weather-resistant cord for outdoors, and a three-wire cord with a three-prong plug for appliances that require grounding.
  - Avoid using a three-pronged adapter and never remove the third prong to create a two-prong plug-.
  - Avoid kinking, twisting or crushing the cord.
  - Pull the plug, not the cord.
  - Don't place a cord where it will be walked on, tripped over or damaged.
  - Keep cords away from heat and water.
  - Never wrap a cord around a metal pipe or an appliance and don't run a cord under a rug.
- Replace blown fuses and light bulbs with correctly-sized fuses, amperage and watts.







Xcel Energy

Safety: Don't Let Thunderstorms Ruin Your Summer Fun

Whether you are visiting the zoo, picnicking in the park or relaxing in your own backyard, a summer thunderstorm can quickly turn your fun day into a wild adventure. When you hear a thunderstorm approaching, quickly move indoors and seek shelter.

Here are a few safety rules to follow during a summer thunderstorm:

If you are inside your home or another building:

- Don't use electrical appliances or talk on the phone.
- Turn off appliances, including air conditioners, televisions and most of your lights if your power goes out to protect them against any surges that might occur when power is restored.
- Get out of the shower or tub. (Lightning can also follow the plumbing into your home.)
- Stay inside your home or a building, and keep away from open doors and windows.

If you are caught outdoors:

- Get out of and away from water.
- Avoid isolated trees or tall structures.
- Make yourself a small target and GET DOWN if you find yourself the highest point in an open field – sit or kneel, put your hands on your knees and tuck your head between your arms.
- Seek safety in a car.







Xcel Energy

Safety: Holiday Lighting Tips from Xcel Energy

Colorful, festive lights make every home more inviting during the holidays. Keep your celebrations safe by following these simple guidelines when installing lights in and around your home.

- Always look up to locate any overhead power lines before placing holiday lights on your house or in trees. Never toss lights up and over an overhead power line and keep ladders and extension poles at a safe distance of at least 10 feet away.
- Before stringing your lights, check the cords for fraying, loose connections or damaged plugs and light sockets. Discard those in poor condition.
- Plug in your lights before stringing them to spot any burned out bulbs that need replacing. It's best to leave your lights unplugged while stringing or handling them to minimize the risk of accidents.
- Avoid attaching too many light strings together and plugging into one receptacle. Refer to the manufacturer's instructions for proper use and the maximum recommended number. Use only UL-approved lights and read the safety precautions for indoor and outdoor use.
- Keep your lights away from flammable and combustible materials, including draperies.
- Keep your lights clear of metal railings and banisters which can become energized if the wire has a short circuit. Avoid stringing lights along aluminum siding, which can conduct electricity. And remember, never use lights on metallic trees.
- Conserve energy and pull the plug on your holiday lighting before going to sleep at night or if you're not at home.







Xcel Energy

Safety - Standby Generators

Emergency standby generators supply electricity to your home or business in the event of a power outage. Standby generators are powerful appliances and require extreme caution.

As a safety measure, we prefer you plug appliances directly into your generator. You can also have a licensed electrician wire the generator into your home's electrical system. It's important to know that improper installation and use of standby generators may violate state or local electrical codes and can severely injure those working to restore your power.

For example, during power outages, our crews work from maps to locate disconnects. Improperly connected generators may re-energize lines that otherwise would be off, creating a safety hazard.

Owning a standby generator can be a lifesaver during a power outage, but only if it is properly installed and maintained. Understand the hazards and familiarize yourself with these important safety precautions before you buy.

Connecting to your main electrical supply

- Hire a qualified, licensed electrician to properly connect your standby generator to the main electrical supply in your home. **Do not attempt to connect it yourself.**
- We require a double-throw transfer switch with a mechanical interlock and a visible open between our service lines and the generator. Your electrician will install the proper switching equipment to prevent back feed and make sure the setup meets national, state and local electrical codes. An electrician can also ensure compatibility with our power system.
- If you attempt to connect a generator to your main electrical supply yourself, unless you are a licensed electrician, the consequences of an improper connection, and back feed, could be deadly.
    - Back feed is when electric power is introduced to the utility's power lines from generators with faulty connections. Lines thought to be de-energized are in fact live, and could potentially electrocute crew members attempting to make repairs.
    - Also, back feed can cause serious damage to your electrical appliances and devices resulting in costly repair or replacement.
- Hiring a qualified electrician to complete the installation is the best route to ensuring your safety, and the safety of others.

Other risks of operating a standby generator

Owning and operating a standby generator has inherent risks. Even if you are plugging appliances directly into the generator, you must still practice extreme caution.

- Standby generators are sized to provide power at a very specific, limited capacity. Do not exceed the rating capacity on the generator's nameplate. Overloading may cause serious damage to the generator and your home appliances.
- Home emergency standby generators usually run on gasoline, which must be handled and stored with care. Be sure there is adequate ventilation in the area.
- When using an extension cord, check that it's long enough for your area and has a three-prong, grounded plug. Make sure the cord is taped down, covered, or otherwise protected from foot traffic.
- An emergency generator has moving parts like any other engine, so be sure to keep children and pets away.

What size generator will meet your needs?

Your vendor, retailer or electrician can help you determine what size generator is most suitable for your home or business. These professionals can also tell you if the appliances or equipment you want connected to your generator can be operated safely. Determining the size of your generator starts with knowing what appliances you want to be able to use during a power outage. Here are some simple guidelines to get you started:

- **Basic Appliances** — Preventing food from spoiling is a primary concern during an outage. Connecting basic appliances such as your freezer, refrigerator and one or two lamps should be enough to keep you going until power is restored. Keep in mind that refrigerators and freezers require fairly high currents; check the nameplate on your appliance (usually in the back, near the motor). Also, if you are not on city water and sewer, you may consider connecting your well pump and septic system, too.
- **Heavy Duty Appliances** — If you want total comfort during an outage, you'll need to hook up some heavy duty appliances such as air conditioners, furnaces, fans and sump pumps. Items like these have large starting current requirements — often six or more times the running current — and are heavy energy users. Your vendor, retailer or electrician can recommend the best generator for this type of use.
- **Miscellaneous Appliances** — Nonessential appliances such as TV's, stereos, computers and home security systems have relatively low wattage requirements compared to basic and heavy duty appliances. However, they can be easily damaged if your generator is overloaded. While computers don't require much wattage, most printers are heavy energy users. Again, consult a professional before you buy.

Return to main Safety page.







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Safety - Defending Against Carbon Monoxide

Carbon monoxide build-up in the home occurs when home heating systems, gas ovens, dryers, fireplaces or automobile engines are improperly vented or used, or when fossil fuels burn inefficiently.

Symptoms of Carbon Monoxide Exposure

At low levels carbon monoxide, or CO, produces flu-like symptoms such as headache, nausea, drowsiness and ringing ears. Higher levels of CO can result in impaired judgment, brain damage or death. Pregnant women, children, and sick and elderly people are at a higher risk if exposed to CO.

If you notice any of the symptoms mentioned above and suspect CO poisoning, get everyone, including pets, out-of-doors immediately and seek medical attention.

Prevention is your best defense

- Never allow an engine to idle in an attached garage or enclosed room.
- Never burn charcoal indoors or in an unventilated area.
- Use your heating equipment and appliances properly, according to manufacturer's instructions.
- Never use a gas range or stove top to heat your home.
- Hire a qualified heating contractor to inspect all of your gas appliances annually.
- Install a UL or A.G.A.-rated carbon monoxide detector according to manufacturer's instructions in your home.

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Safety - Natural Gas

Natural gas is an important energy source, but it can be dangerous if not used carefully.

In its pure state, natural gas is odorless and colorless. Gas suppliers add a harmless chemical called mercaptan to the gas to help us smell a leak. The odor smells like a rotten egg or a skunk. If you smell something like this in your home it could mean you have a leak.

If you suspect a gas leak:

- Alert others and leave immediately, leaving open any doors you pass through to help ventilate the area.
- Do not light a match, never turn lights or electrical switches on or off or use the telephone, including cell phones. The electrical current in a phone, light or electric switch is enough to spark an explosion.
- Go to a safe area beyond the gassy smell and then call 911 or your local emergency number or Xcel Energy for help.
- Stay away from your home until someone in authority tells you it is safe to return.

Planning to dig? Remember that gas and other utility lines could be buried near your project. Before you begin any job that requires you to move earth — digging fence posts, planting trees, or excavating — call your area's one-call center to locate and mark underground utility lines first. This service is usually free of charge. Locating underground lines before you dig could save time, money and maybe even your life.

Other precautions around natural gas:

Never move natural gas appliances, not even slightly. Moving the appliance to check its connector or to clean behind it can damage an otherwise safe connection. Hire a professional to check all natural gas connectors to verify they are in safe working condition. The connector is a flexible corrugated metal tube that connects the appliance to the gas supply. Certain older flex connectors may be dangerous.

Never hang anything from natural gas pipes.

Keep natural gas appliances free of clutter, paints and other combustibles.

Protect gas appliance regulator dials to prevent them from being turned on accidentally.

Keep the regulator vent of outdoor gas meters free of ice and snow.

Annually, hire a qualified heating professional to inspect all your home's natural gas appliances. An annual inspection can also help prevent carbon monoxide poisoning.

Return to main Safety page.





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PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 11, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Board of Pensions of the Evangelical Lutheran Church in America (which is referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Xcel Energy Inc. (hereinafter referred to as "Xcel" or the "Company"), and which has submitted a shareholder proposal to Xcel, to respond to the letter dated January 22, 2003, sent to the Securities & Exchange Commission by the Company, in which Xcel contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Xcel's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls on Xcel to amend its amend its international code of conduct and to report on the matter to the shareholders.

RULE 14a-8(i)(7)

The Commission has over many years stated that Rule 14a-8(i)(7) (and its predecessors) was inapplicable to shareholder proposals which raise "substantial policy" considerations and are not "mundane in nature". See Release 34-12999 (December 3, 1976). Most recently, this interpretation of the Rule was reiterated by the Commission in Release 34-40018 (May 21, 1998) which specifically determined that employment-related matters could raise important policy considerations:

> We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed, is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues....
>
> Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion...."
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g.,

significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

In applying these principles, as indicated immediately below, the Staff has consistently held that proposals concerning human rights raise significant policy issues; that proposals concerning international labor standards (other than wages) raise significant policy issues; that proposals concerning indigenous peoples rights raise significant policy issues; that proposals concerning environmental matters raise significant policy issues and that proposals concerning sustainability issues raise significant policy issues. It is therefore difficult to imagine why a request for a comprehensive code of conduct covering all such matters does not equally raise significant policy issues.

As to significant human rights issues, perhaps the best example is the letter sent by Acting Chairman Unger to Congressman Frank P Wolf, together with the supporting memorandum from David Martin. This document may be found at 2001 SEC No-Act LEXIS 579. Similarly, various letters denying no-action relief have been sent to registrants over the years concerning operating in oppressive nations such as Burma, Uganda (under Idi Amin), South Africa etc. See also such recent letters as *American Eagle Outfitters* (March 20, 2001); *McDonald's Corporation* (March 16, 2001).

As to international labor standards, these are often characterized as human rights issues (see the Universal Declaration of Human Rights) and the Staff has consistently permitted such proposals (provided they do not mention concern, an exception, whether sensible or not, that is inapplicable to the Proponent's shareholder proposal). Numerous recent examples include *The TJX Companies Inc* (April 5, 2002); *Kmart Corporation* (March 16, 2001). Proposals dealing with the Sullivan Principles in South Africa or the McBride Principles in Northern Ireland are examples of proposals that apply both to traditional human rights issues and to traditional labor issues.

As to proposals concerning the rights of indigenous peoples, recent examples include *Xcel Energy Inc.* (March 7, 2002); *Xcel Energy Inc.* (February 5, 2001).

As to proposals concerning the environment, the list is too long to enumerate, but includes letters such as *American Standard Companies Inc* (March 18, 2002) and numerous letters concerning the CERES principles.

As to proposals concerning sustainability, we refer the Staff to the recent denial of no-action relief in *Johnson Controls Inc* (November 14, 2002) where a "sustainability" proposal was upheld against an ordinary business objection to a proposal that raised issues of human rights, worker rights and the environment

The Proponent's shareholder proposal urges the Company to adopt a comprehensive international code embracing all of these matters. In paragraph one policies on protecting human rights including ILO labor standards; in paragraph two policies concerning indigenous peoples; in paragraph three environmental standards to protect the environment in general as well as to protect their employees and the communities in which Xcel operates (sustainability). Since each individual aspect of the proposal raises a significant policy issue, the proposal as a whole must equally do so.

For the foregoing reasons, the Proponent's shareholder proposal is not a matter of ordinary business within the meaning of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

The Company's states that the proposal is overly vague because "it is simply unclear what actions Company is suppose to take". The actions that the Xcel is supposed to take are clearly stated in the Resolve Clause, namely, to review its current codes of conduct. In doing so, the Proponent *suggests,* in the Supporting Statement, that the Company review policies related to protecting human rights, policies with respect to indigenous peoples, policies pertaining to the health and safety of employees, communities and the environment, and policies for promoting the quality of life for Xcel's employees and the communities in which it operates. In the first place, the list of suggestions does not appear to be vague, and shareholders would be well aware of the types of actions that are to be reviewed. Secondly, these are only suggested topics. They are set forth in the supporting statement (i.e. in argumentation) and are not part of what the shareholders are voting on. Thirdly, to the extent that there is any vagueness with respect to the last of these suggestions about quality of life, that vagueness is dispelled by the fact that the third Whereas Clause defines that concept, which definition includes "sustainable community development". The Staff recently held that the term "sustainability" is not overly vague. *Johnson Controls, Inc.* (November 14, 2002). We submit that the Proponent's shareholder proposal is far more concrete than one concerned exclusively with "sustainability".

The Company's argument that the term "workers" (which term does not appear in the Resolve Clause) is ambiguous is belied by the fact that the fifth Whereas Clause specifically refers to "all those it employs either directly or indirectly".

In short, the Company's vagueness argument is a totally ethereal and without substance.

RULE 14a-8(i)(10)

The Company's argument consists solely of a conclusory statement that the Company's policies already cover "employment practices . . . workers' health and safety and environmental matters". Even if this were true, the three areas enumerated by the Company cover but a small fraction of the items suggested for review. The first of paragraph of the Supporting Statement requests a review "of policies which are designed to protect human rights". The Company does not claim that it currently has any such policies (since surely Xcel's reference to unspecified employment policies falls far short not only of a human rights policy, but even of a policy to follow ILO standards). The second paragraph of the Supporting Statement requests a review of "policies ensuring fair treatment of indigenous peoples". The Company does not claim to have any such policies. The third paragraph of the Supporting Statement enumerates workers health and safety, hazardous waste policies, environmental policies and sustainability policies (quality of life). The Company claims to have policies on half of these matters (worker health and safety and environment). Thus, at best, the Company claims no policies with respect to two paragraphs of the Supporting Statement and policies with respect to about half of the third paragraph. In other words, the Company claims that it has policies on about one-sixth of the matters referred to in the Supporting Statement. Implementing 17% of a proposal can hardly be deemed to be within the meaning of "substantially implemented".

Furthermore, the Company has failed to establish that even that 17% is moot.

The Code of Conduct lends no support for Xcel's argument that the Proponent's shareholder proposal is moot. Although the Company fails to point to any specific section of its Code of Conduct in support of its argument, if one nevertheless goes and reads the Code of Conduct, it is apparent that it was developed for very different purposes (i.e. it is concerned primarily with bribes and kickbacks, antitrust etc, not with the social responsibility policies of the Company). Even those few portions of the Code of Conduct that happen to overlap with the Proponent's requested review consist merely of platitudes. For example, the Code subsection dealing with Health and Safety essentially says obey the law and any standards, which we may decide upon. It fails to state whether the Company has adopted any such standards, and if so, what they are. Similarly, the subsection on the Environment essentially says that employees should obey the law. It fails to enunciate any specific environmental policies adopted by Xcel. The only other subsection of the six page Code (with 22 subsections) that is applicable to the Proponent's proposal is the subsection endorsing equal employment opportunity. It is thus apparent that Xcel's Code of Conduct touches only tangentially, at best, the policies that the Proponent's shareholder policy has requested the Company to review. Other than the equal opportunity section, nothing contained in the Code of Conduct even remotely moots any portion of the Proponent's shareholder proposal.

Finally, we do not believe that the additional exhibits taken from the Company's web site add anything significant to the prior analysis other than evincing some environmental concerns.

It is therefore apparent that Xcel has not substantially implemented the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Robert J. Joseph, Esq.
Pat Zerega
Sister Pat Wolf

To: Grace Lee
SEC
FAX 202-942-9525

From Paul M Neuhauser
Tel & Fax 941-349-6164

Re: Shareholder Proposal submitted to
Xcel Energy re Global Code of
Conduct.

Number of pages, including this page = 7

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal requests the board of directors to review or amend, where applicable, Xcel's code or standards for its international operations and report a summary of this review to the shareholders by October 2003.

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor